
02036529

EXECUTION COPY


RECD S.E.C.
MAY 1 6 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Pechiney
(Translation of Registrant's Name Into English)


PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: A press release dated May 15, 2002 announcing the completed acquisition of certain McCook assets.

PADOCS01/143463.2



PECHINEY COMPLETES THE ACQUISITION OF CERTAIN MC COOK ASSETS FOR AROUND $20 MILLION

Paris, France, May 15, 2002 — Pechiney today announced that its subsidiary Pechiney Rolled Products has completed the acquisition of certain assets from the Chapter 11 Trustee of McCook Metals, L.L.C. and its subsidiary, McCook Equipment, L.L.C., in McCook, Illinois. McCook Metals and its subsidiaries are the subject of a bankruptcy proceeding pending in U.S. Bankruptcy Court in Chicago.

The sale of the assets to Pechiney Rolled Products was approved by the U.S. Bankruptcy Court on March 8, 2002. On April 29, the U.S. Bankruptcy Court approved various other transactions before the deal was finally completed on May 1, 2002.

Pechiney's net investment cost, amounts to around 20 million US dollars.

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE: PY) stock exchanges. Its two main sectors are aluminium and packaging. With a presence in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001, with 34,500 employees.

Investor Relations Contacts:

Charles L. Ranunkel Tel: 33 1 56 28 25 07
Catherine Paupelin Tel: 33 1 56 28 25 08
Jérôme Gaudry Tel: 33 1 56 28 25 23
Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts:

Chrystèle Ivins: Tel: 33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel: 33 1 56 28 24 19
stephan.giraud@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: May 15, 2002

By: 

Name: Olivier Mallet

Title: Chief Financial Officer